Exhibit 99.3

Exhibit 99.3

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting on November 19, 2018

The undersigned hereby authorize(s) and appoints any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer or employee of Wildgen S.A., or any notary clerk of Etude Blanche MOUTRIER, with offices in the Grand Duchy of Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held in Luxembourg on November 19, 2018 at 10:00 a.m. (Central European Time) or any adjournment thereof, for the purposes set forth below and in the Notice of Extraordinary General Meeting issued by the Company on or around 9 November, 2018.

Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.

Approve and effect a reverse stock split of the issued shares of the Company by exchanging ten thousand (10,000) existing shares of the Company against 1 new share (the “Reverse Stock Split”) and consequently, exchange all of the twenty two million five hundred fifty one thousand seventy six (22,551,076) shares in the Company against two thousand two hundred fifty five (2,255) new shares, to be effective as of the date thereof (the “Effective Date of Reverse Stock Split”);

2.

Cancel an amount corresponding to the aggregate accounting par value of all the fractional interests resulting from the Reverse Stock Split and following the Reverse Stock Split, reimburse the owners of fractional interests in a cash amount  equal to USD 19.62 per share;

3.

Subject to items 1 and 2 above being adopted, reduce the issued share capital of the Company from its current amount of two hundred twenty five thousand five hundred ten United States Dollars (USD 225,510) to an amount of twenty two United States Dollars and fifty five cents (USD 22.55) and cancel twenty two million five hundred forty eight thousand eight hundred twenty one (22,548,821) shares in the Company and subsequently amend the articles of association of the Company (the “Articles”);

4.

Subject to items 1 through 3 above, further reduce the issued share capital of the Company by an amount resulting from the cancellation of all fractional interest resulting from the Reverse Stock Split and delegate power and instruct the board of directors of the Company to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date of Reverse Stock Split;

5.

Subject to item 3 above being adopted, proportionally adjust the existing authorized share capital of the Company under article 5.3 (i) of the Articles in order to reflect the Reverse Stock Split from the existing amount of seven billion five hundred million United States Dollars (USD 7,500,000,000) to an amount of seven hundred fifty thousand United States Dollars (USD 750,000);

6.

Acknowledge receipt of the special report of the board of directors of the Company (the “Report”) pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) authorizing the board of directors of the Company to (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue share premium by contribution in kind or cash and (ii) proceed to such issues with or without reserving to the shareholders a preferential right to subscribe to the capital being issued and resolving to approve the Report;

7.

Subject to item 5 above being approved, amend the resulting amount of the authorized share capital of the Company for a period of five (5) years as to increase it from seven hundred fifty thousand United States Dollars (USD 750,000) to an amount of eight hundred twenty five thousand United States Dollars (USD 825,000) and subsequently amend article 5.3(i) to the Articles to read as follows:

“The Board is authorized, for a period of five (5) years from 19 November 2018, without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to eight hundred twenty five thousand United States Dollars (USD 825,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue; “

8.

Approval of certain amendments to the Articles, to read henceforth as follows:

“Art.3. Corporate object

3.1.The Company’s object is buying and selling, the chartering in and the chartering out, and the management of seagoing ships, as well as the financial and commercial operations that relate directly or indirectly to such activities.

3.2.In addition, the Company may charter, hold, lease, operate and provide vessels and equipment used in contract drilling services in oil and gas drilling operations; the Company may also acquire, hold, manage, sell or dispose of any such related equipment, enter into, assist or participate in financial, commercial and other transactions relating to contract drilling services.

3.3.In addition, the Company may acquire participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations.  The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity.  It may participate in the creation, development, management and control of any company or enterprise.  Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

3.4. The Company may borrow in any form.  It may issue notes, bonds and any kind of debt and equity securities.  It may lend funds, including, without limitation, the proceeds of any borrowings, to its subsidiaries, affiliated companies and any other companies.  It may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of its assets to guarantee its own obligations and those of any other company, and, generally, for its own benefit and that of any other company or person.  For the avoidance of doubt, the Company may not carry out any regulated financial sector activities without having obtained the requisite authorisation.

3.5. The Company may use any techniques, legal means and instruments to manage its investments efficiently and protect itself against credit risks, currency exchange exposure, interest rate risks and other risks.

3.6. The Company may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favours or relates to its corporate object.”

"5.4.Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company (such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan) or under any equity rights offering, private placements or backstop fees.  The Company reserves the right to place transfer and other restrictions on such shares as determined by the Company pursuant to such stock incentive plan from time to time."

"6.11.The Company will not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase shares of the Company)."

"7.1.Composition of the board of directors

(i)The Company is managed by the Board.  Except as provided in Article 8, the total number of directors constituting the entire Board shall be seven (7) directors.  Directors need not be shareholders.  Except as provided in Article 8, from and after 19 November 2018 (the “Effective Time”) until the occurrence of the Nomination Termination Time (as defined in that certain Governance Agreement, dated on or about the Effective Time, by and among the Company and the other shareholders thereto (the “Governance Agreement”)), the Board shall be divided into two classes, hereby designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors and Class B directors elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved.  All directors, whether assigned to Class A or Class B, shall be elected by the shareholders at the General Meeting in accordance with the Law and shall have one (1) vote each at all meetings of the Board.  From and after the Nomination Termination Time (as defined in the Governance Agreement), the Board shall cease to be classified and each director then in office previously designated as a Class A director or Class B director shall remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

(ii)Directors may be removed at any time, with or without cause, by a resolution of the General Meeting.

(iii)If a legal entity is appointed as director, it must appoint a permanent representative to perform its duties.  The permanent representative is subject to the same rules and incurs the same liabilities as if he had exercised its functions in its own name and on its own behalf, without prejudice to the joint and several liability of the legal entity which it represents.

(iv)Should the permanent representative be unable to perform its duties, the legal entity must immediately appoint another permanent representative.

(v)If the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed by the next General Meeting."

" 7.2.(iii)The Board is authorised to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly, provided that, prior to the Nomination Termination Time (as defined in the Governance Agreement) any appointment, delegation or power-of-attorney granted in respect of any Acquisition Proposal Matters (as defined in article 7.2(iv)(1) below), or any revocation of the foregoing, shall only be effective if a Class B Majority (as defined below) votes in favor of such appointment, delegation or power-of-attorney, or revocation of the foregoing, as the case may be.  If the day-to-day management is delegated to one or more directors, the Board must report to the annual General Meeting any salary, fee and/or any other advantage granted to those director(s) during the relevant financial year.

For the avoidance of doubt, it is noted that the following non-exhaustive list of matters shall not under any circumstances be regarded as coming within the scope of day-to-day management:

-

Approval of the accounts of the Company

-

Approval of the annual budget of the Company

-

Approval of Company policies

-

Approval of recommendations made by any Board committee

-

Approval of Acquisition Proposals

(iv)Acquisition Proposals Prior to Nomination Termination Time. The following provisions of this article 7.2(iv) shall apply until the Nomination Termination Time (as defined in the Governance Agreement), after which the provisions of this article 7.2(iv) (other than the meanings of any terms defined herein that are used elsewhere in these Articles) shall have no further force or effect.

(1)Representative Authority of the Class B Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary, any two (2) Class B directors acting in their capacities as such (a “Class B Majority”) shall have the authority to act on the Company’s behalf (including to bind the Company with respect to clauses (e) through (g)) with respect to the following matters: (a) to review and evaluate the terms and conditions of any Acquisition Proposal, (b) to negotiate with any party the Class B Majority deems appropriate with respect to any Acquisition Proposal; (c) to solicit prospective Acquisition Proposals and/or explore the ability to obtain on behalf of the Company prospective Acquisition Proposals, (d) to determine whether any Acquisition Proposal is beneficial to the Company and its shareholders, (e) to make recommendations to the Board and shareholders as to what actions, if any, should be taken with respect to any Acquisition, Acquisition Contract or Acquisition Proposal, including to recommend that the Board or the shareholders, as applicable, approve any Acquisition, Acquisition Contract or Acquisition Proposal, (f) to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, (g) subject to article 7.2(iv)(2) below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”) and (h) to take, or to cause the Company to take, any and all actions ancillary or related to any actual or prospective Acquisition Proposal or the other matters referred to in the preceding clauses (a)-(g), including without limitation to authorize and enter into contracts of any nature (other than an Acquisition Contract except in accordance with article 7.2(iv)(2) below) (the foregoing clauses (a)-(h), “Acquisition Proposal Matters”).  As used herein: (x) “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for an Acquisition; and (y) “Acquisition” means a transaction or series of related transactions resulting in the acquisition

(whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (1) of a majority of (A) the outstanding shares of the Company or (B) the assets of the Company and its subsidiaries determined on a consolidated basis and (2) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

(2)Approval of Acquisition Contracts.  No Class B director, acting singularly or with any one or more other Class B directors, shall have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition unless such Acquisition Contract (a) provides by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by the Law or other provision of these Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”) and (b) does not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the General Meeting or Extraordinary General Meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (provided, that, for avoidance of doubt, this clause (b) shall not preclude the imposition of any obligation or penalty on the Company due to any cause or event other than the failure in and of itself to satisfy the Shareholder Approval Condition at such General Meeting or Extraordinary General Meeting).  If a proposed Acquisition Contract satisfies clauses (a) and (b) of the immediately preceding sentence, then a Class B Majority shall be authorized to represent the Company by executing and delivering, or causing any person authorized by the Class B Majority to execute and deliver, on the Company’s behalf, such Acquisition Contract, to convene a General Meeting or an Extraordinary General Meeting, as applicable, to seek shareholder approval of the

Acquisition in accordance with the Shareholder Approval Condition, and, if such shareholder approval is obtained, to carry out all other powers vested under article 7.2(iv)(1) above with respect to such Acquisition Contract (including to cause the Company to consummate the Acquisition and the other transactions contemplated thereby or, subject to the terms of the Acquisition Contract, terminate such Acquisition Contract and abandon such Acquisition).

(3)Limitation on Representative Authority of the Class A Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary (but subject to the last sentence of this article 7.2(iv)(3)), no Class A director, acting singularly or with any one or more other directors, in his or her capacity as such, shall have any representative authority to bind the Company or otherwise act on the Company’s behalf, nor shall the Board take any action, in either case with respect to any Acquisition, Acquisition Contract or Acquisition Proposal Matters, except with the prior approval of a Class B Majority.  Notwithstanding the immediately prior sentence, this article 7.2(iv)(3) shall not be interpreted to limit the rights of the Class A directors to attend meetings of the Class B directors, receive information received by the Class B directors or to provide ongoing input to the Class B directors, in each case, regarding Acquisitions, Acquisition Contracts, Acquisition Proposals or other Acquisition Proposal Matters, and the Class B directors shall so extend such rights to the Class A directors.

(4)Amendments to Article 7.2(iv).  Notwithstanding anything to the contrary in these Articles, the Board shall not propose to the shareholders or recommend that the shareholders approve any amendment to this article 7.2(iv) and/or any other provisions of these Articles directly or indirectly amending or limiting the application of this article 7.2(iv) without the favorable vote of a Class B Majority."

" 7.3.(vi)Save as otherwise provided herein, the Board may only validly deliberate and act if a majority of its members are present or represented.  Save as otherwise provided herein, Board Resolutions are validly adopted if the majority of the members of the Board vote in their favour.  The chairman has a casting vote in the event of a tie vote.  Board resolutions are recorded in minutes signed by the chairperson, by all directors present or represented at the meeting, or by the secretary (if any)."

"7.4.Representation

(i)The Company is bound towards third parties (a) prior to the Nomination Termination Time (as defined in the Governance Agreement), by the joint signature of any two Class B directors, with respect to Acquisition Proposal Matters or an Acquisition Contract; and (b) in all other matters, by the joint signature of the majority of the Board.

(ii)The Company is also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated by the Board or, prior to the Nomination Termination Time (as defined in the Governance Agreement) with respect to Acquisition Proposal Matters or an Acquisition Contract, by a Class B Majority."

" 11.2.

(v)In connection with any General Meeting, the Board is authorized, but is not required, to make provision for shareholders to participate by means of remote communication.  If the Board shall have made such provision, a shareholder’s participation by means of remote communication shall be deemed equivalent to participation in person at the meeting."

"  Art. 12.Procedure

12.1.Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, any other director or officer of the Company designated by the Board.  The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, any other director or officer of the Company designated by the Board, shall act as secretary at each General Meeting.  In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.

12.2.In connection with each General Meeting, the Board is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the Board deems appropriate. Except to the extent inconsistent with the rules and conditions as adopted by the Board, the person presiding over the meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting.  Such rules and conditions, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law, (a) determining the order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants.

12.3.Without limiting the generality of article 12.2 and irrespective of the agenda, the Board or the person presiding over the meeting may adjourn any ordinary General Meeting or Extraordinary General Meeting in accordance with the formalities and time limits stipulated for by law.

12.4.Minutes of the General Meetings shall be signed by the members of the board of the meeting.  Copies or excerpts of the minutes to be produced in court or elsewhere shall be signed by two (2) directors or by the secretary of the Board or by any assistant secretary.

12.5.Notwithstanding anything to the contrary in these Articles and in addition to any greater or lesser vote required by the Law, other provision of these Articles, the applicable Acquisition Contract or otherwise, the Company shall not have the power or authority to consummate a transaction satisfying clause (1)(B) of the definition of Acquisition without the prior approval of shareholders (such approval obtained by the vote of a majority of the outstanding share capital)."

9a.

Acknowledge the resignation of all directors of the Company (the “Resigning Directors”) from their positions as directors of the Company with effect immediately after the completion of all steps pertaining to the Company’s emergence from bankruptcy under Chapter 11 of Title 11 of the United States Code on substantially the terms of the Modified Fourth Amended Joint Plan of Reorganization of Debtors dated  October 31, 2018 and the occurrence of the effective date of said plan (the “Resignation Effective Time”), grant full discharge of liability (quitus) to the Resigning Directors with respect to their mandates, undertake to reiterate the full discharge of liability (quitus) to the Resigning Directors with respect to their mandates at the date of the annual general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved (the “2019 AGM”); and

9b.

Approve the appointment of the following new directors, with effect immediately after the  Resignation Effective Time, and for mandates ending at the 2019 AGM for the Class A director and at the annual general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved for the Class B directors:

9b(i)	Matthew Ralls, as a Class A director of the Company
9b(ii)	Daniel Han, as a Class B director of the Company
9b(iii)	Donald Platner, as a Class B director of the Company
9b(iv)	Kiran Ramineni, as a Class B director of the Company
10.

Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Signature(s)_______________________________________________________Date:

Note:Please sign exactly as name appears above; joint owners should each sign.  When signing as attorney, executor, administrator or guardian, please give full title as such.

Printed name of shareholder:___________________________________________________________________________________________________